EXHIBIT 99.77G

SERIES 5 - MAINSTAY VP BOND PROTFOLIO

The defaulted securities in the portfolio are Worldcom, Inc. 6.5% 5/15/2004. The total portfolio holdings are $5,000,000 par value. The date of default is believed to be on or about June 28, 2002. The company filed for bankruptcy on July 21, 2002. The primary cause of the bankruptcy is believed to be accounting irregularities.